UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Atlantic Coast Financial Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

048426100
(CUSIP Number)

Jay S. Sidhu 511 Granada Drive Palm Coast, FL 32137 (610) 301-6476
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2013
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100	13D	Page 1 of 5 Pages

This Amendment No. 6 to Schedule 13D amends the Statement on Schedule 13D initially filed on February 15, 2013 and subsequently amended on March 27, 2013, April 12, 2013, April 18, 2013, April 24, 2013 and May 15, 2013 (such filing, as amended herein, the “Statement”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Atlantic Coast Financial Corporation, a Maryland corporation (the “Issuer”).  Amendment No. 6 is filed to amend Item 4 and Item 7 of the Statement, as set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to replace the previous Item 4 disclosure with the following:

On February 13, 2013, Messrs. Sidhu and Choudhrie delivered a notice (the “Director Nomination Notice”), to the Secretary of the Issuer in accordance with the Issuer’s bylaws nominating three persons for election to the Board of Directors of the Issuer (the “Board of Directors”) at the 2013 Annual Meeting of Stockholders of the Issuer (the “Annual Meeting”).  In connection with the Director Nomination Notice, the nominees, John J. Dolan, Kevin G. Champagne and Dave Bhasin (the “Nominees”) provided affidavits to the Issuer indicating, among other things, the Nominees’ willingness to serve as directors of the Issuer if elected at the Annual Meeting.

In a Form 8-K filed on February 26, 2013, the Issuer publicly announced that on February 25, 2013 the Issuer and its savings bank subsidiary, Atlantic Coast Bank (the “Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bond Street Holdings, Inc. (“Bond Street”) and its bank subsidiary, Florida Community Bank, N.A. (“Florida Community Bank”).  Pursuant to the Merger Agreement, the Issuer will be merged with and into Bond Street (the “Merger”) and the Bank will then merge with and into Florida Community Bank.  The publicly announced terms of the Merger included a guaranteed payment of $3.00 per share in cash to the Issuer’s stockholders at the closing of the transaction plus an additional $2.00 per share to be held in an escrow to indemnify the Issuer, Bond Street and others for losses from Issuer stockholder claims, whether related to the transactions contemplated by the Merger Agreement or otherwise.  The escrow reportedly will continue for one year following the closing of the Merger or until the final resolution of any such stockholder claims, if later, with any remaining proceeds of the escrow distributed to stockholders.  Additional details of the holdback arrangement and escrow were not provided in the Form 8-K, nor was the form of escrow agreement provided with the exhibits filed along with the Form 8-K; the only other information regarding the holdback and escrow is included in a “Summary Terms of Escrow Agreement” attached to the Merger Agreement.

The Form 8-K outlined certain other matters relating to the Merger and Merger Agreement, noting that the Merger Agreement and the transactions contemplated thereby are subject to the approval of the Issuer’s stockholders, regulatory approvals and other customary closing conditions and that closing of the Merger is expected to occur by the end of the second quarter of 2013.  The Form 8-K also noted the restrictions on the Issuer’s ability to solicit proposals relating to alternative transaction and (with exceptions) enter into discussions or agreements concerning, or provide confidential information in connection with, any proposals for alternative transactions.  In addition, the Form 8-K summarized the circumstances in which the Issuer would be obligated to pay Bond Street a $650,000 termination fee if the Merger does not go forward.

On March 26, 2013, Messrs. Sidhu and Choudhrie delivered a letter to the Board of Directors, a copy of which is attached as Exhibit 99.2 hereto.  Messrs. Sidhu and Choudhrie indicated in that letter that they intend to vote the shares they own of the Issuer against the Merger when it is brought to a stockholder vote.  In that letter, Messrs. Sidhu and Choudhrie also described their concerns regarding the Merger, the fairness of the consideration being offered to the Issuer’s stockholders, the process undertaken by the Board of Directors in considering and approving the Merger and Merger Agreement and related matters.  In addition, Messrs. Sidhu and Choudhrie expressed their belief that a recapitalized Issuer would provide better value to the Issuer’s stockholders than the Merger and that the changes in the Board of Directors and implementation of other initiatives that have been proposed over the past year would provide the Issuer’s stockholders with much better options in the future, either through a sale on better terms than the Merger or by operating the Issuer as an independent public company.

CUSIP No. 048426100	13D	Page 2 of 5 Pages

On March 27, 2013, the Issuer filed preliminary proxy materials with the Commission with respect to the solicitation of proxies in connection with a special meeting of stockholders to consider, among other matters, the proposed Bond Street transaction.  On March 29, 2013, the Issuer filed additional soliciting materials with the Commission, which the Issuer characterized as a response to the March 26, 2013 letter from Messrs. Sidhu and Choudhrie.

On April 11, 2013, Messrs. Sidhu and Choudhrie delivered an additional letter to the Board of Directors, a copy of which is attached as Exhibit 99.3 hereto. In that letter, Messrs. Sidhu and Choudhrie reiterated their concerns regarding the Merger, and provided additional details in support of their belief that the consideration being offered to the Issuer’s stockholders is inadequate and the process undertaken by the Board of Directors in considering and approving the Merger and Merger Agreement, including its failure to adequately consider a recapitalization alternative, was fundamentally flawed.  Messrs. Sidhu and Choudhrie also expressed concerns about the adequacy and accuracy of the disclosures included in the March 27 preliminary proxy materials.

On April 16, 2013, the Issuer filed additional soliciting materials and a Form 8-K with the Commission, which include a letter to Mr. Sidhu from the Issuer’s Chairman and its President & CEO purporting to respond to respond to the Schedule 13D filings of the Reporting Persons.

On April 17, 2013, Messrs. Sidhu and Choudhrie delivered an additional letter to the Board of Directors, a copy of which is attached as Exhibit 99.5 hereto. In that letter, Messrs. Sidhu and Choudhrie responded to the Issuer’s April 16 letter, including the Issuer’s accusation that the Reporting Persons are acting in concert with certain other ACFC stockholders to the detriment of ACFC stockholders.

On April 23, 2013, the Issuer announced the execution of an amendment to the Merger Agreement, which amendment eliminated the escrow arrangement that had made $2.00 of the $5.00 per share offered consideration contingent.

On April 24, 2013, Messrs. Sidhu and Choudhrie delivered an additional letter to the Board of Directors, a copy of which is attached as Exhibit 99.6 hereto. In that letter, Messrs. Sidhu and Choudhrie reaffirmed their opposition to the Merger and their continuing intention to vote against the Merger because of the inadequacy of the price, and reiterated their concerns about the Issuer’s disclosure regarding the alternative proposal made by Messrs. Sidhu and Choudhrie.

On May 13, 2013, Messrs. Sidhu and Choudhrie delivered an additional letter to the Board of Directors, a copy of which is attached as Exhibit 99.7 hereto. In that letter, Messrs. Sidhu and Choudhrie reaffirmed their opposition to the Merger and their continuing intention to vote against the Merger because of the inadequacy of the price. Messrs. Sidhu and Choudhrie also demanded the calling of the Issuer’s 2013 Annual Meeting and the resignation of Thomas Frankland, the Issuer’s Chief Executive Officer.

On May 13, 2013, the Issuer filed its definitive merger proxy statement, announcing a special meeting of ACFC stockholders to be held on June 11. 2013.  On May 16, 2013, the Issuer filed additional soliciting materials, in the form of a letter addressed to ACFC stockholders.

On May 20, 2013, Messrs. Sidhu and Choudhrie delivered an additional letter to the Board of Directors, a copy of which is attached as Exhibit 99.8 hereto. In that letter, Messrs. Sidhu and Choudhrie reaffirmed their opposition to the Merger, their view that Mr. Frankland be replaced as the Issuer’s Chief Executive Officer and their continuing intention to vote against the Merger.  They expressed further concern about the adequacy and accuracy of the Issuer’s disclosures included in its SEC filings, particularly the Issuer’s accusations that Messrs. Sidhu and Choudhrie and certain other ACFC stockholders may be acting contrary to law in connection with their opposition to the Merger.

CUSIP No. 048426100	13D	Page 3 of 5 Pages

Messrs. Sidhu and Choudhrie, who also serve as directors of the Issuer, purchased the shares of Common Stock of the Issuer based on their belief that the shares represented an attractive investment opportunity.  They submitted the Director Nomination Notice because of their concerns with the direction of the Issuer under the stewardship of the current Board of Directors and the Issuer’s current Chief Executive Officer, and submitted the Letter because of their belief that the Merger is not in the best interest of stockholders, the financial terms of the Merger are unfair and the process undertaken by the Board of Directors in considering and approving the Merger and Merger Agreement was lacking.

Messrs. Sidhu and Choudhrie believe that the Board of Directors has consistently failed to act to mitigate or significantly reduce the risks facing the Issuer and follow prudent safety and sound banking practices, in spite of several plans put forward by certain directors.  With respect to the Issuer’s management, they believe that a change in the Board of Directors is necessary and that each of the Nominees possesses the energy, commitment and skill set necessary to ensure that the Issuer evaluates, with an open mind and a keen sense of urgency, all alternative strategies to determine the best path forward to maximize value for all shareholders of the Issuer.  They also believe that Thomas Frankland, the Issuer’s Chief Executive Officer should resign or otherwise be replaced.  In the event the Board of Directors fails to nominate the Nominees for election at the 2013 Annual Meeting, the Reporting Persons may take additional action to cause the election of the Nominees, including voting their shares in favor of the Nominees and potentially soliciting proxies for the Nominees’ election.  With respect to the Merger, they believe that other alternatives are a better option for the stockholders than the proposed Merger with Bond Street, that their proposals for recapitalizing the Issuer should be fully considered and pursued by the Board, and in the event that the Board submits the Merger and Merger Agreement to a stockholder vote, the Reporting Persons intend to vote against the proposal and will consider taking additional action with respect to the Merger, possibly including soliciting proxies from other stockholders to vote against the proposal.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with the Issuer’s management, Board of Directors, stockholders and other stakeholders concerning the business, operations and future plans of the Issuer as a means of maximizing stockholder value.  Based on a variety of factors including, without limitation, the Issuer’s financial position, the market price of the shares of Common Stock,  conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking additional representation on the Board of Directors, supporting or opposing proposed transactions (including the Merger), making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares, disposing of some or all of their shares, or (to the extent permitted by applicable law) engaging in the short selling of, or any hedging or similar transaction with respect to, the shares of Common Stock.  Any purchase or sale of shares may be on the open market, in block trades, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  However, the Reporting Persons may exercise any and all of their rights as stockholders of the Issuer in a manner consistent with their ownership interests and investment objectives.  The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the shares of Common Stock they own of record and/or beneficially, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.

CUSIP No. 048426100	13D	Page 4 of 5 Pages

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.1
Joint Filing Agreement, dated as of February 14, 2013, by and between Jay S. Sidhu, Bhanu Choudhrie, Emblem Capital Limited and Emblem Investments LLC (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on February 15, 2013)

99.2
Notice of Director Nomination, dated as of February 13, 2013, with respect to the 2013 Annual Meeting of Stockholders of Atlantic Coast Financial Corporation (incorporated by reference to Exhibit 99.2 to Schedule 13D filed on February 15, 2013)

99.3	Letter to Atlantic Coast Financial Corporation Board of Directors dated March 26, 2013 (incorporated by reference to Exhibit 99.3 to Schedule 13D filed on February 15, 2013)
99.4	Letter to Atlantic Coast Financial Corporation Board of Directors dated April 11, 2013 (incorporated by reference to Exhibit 99.4 to Schedule 13D filed on April 12, 2013)
99.5	Letter to Atlantic Coast Financial Corporation Board of Directors dated April 18, 2013 (incorporated by reference to Exhibit 99.5 to Schedule 13D filed on April 18, 2013)
99.6	Letter to Atlantic Coast Financial Corporation Board of Directors dated April 24, 2013 (incorporated by reference to Exhibit 99.6 to Schedule 13D filed on April 24, 2013)
99.7	Letter to Atlantic Coast Financial Corporation Board of Directors dated May 13, 2013 (incorporated by reference to Exhibit 99.7 to Schedule 13D filed on May 15, 2013)
99.8	Letter to Atlantic Coast Financial Corporation Board of Directors dated May 20, 2013

CUSIP No. 048426100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:           May 20, 2013

JAY S. SIDHU

/s/ Jay S. Sidhu
Jay S. Sidhu

BHANU CHOUDHRIE

/s/ Bhanu Choudhrie
Bhanu Choudhrie

EMBLEM CAPITAL LIMITED

By:	H.T.M. Services Ltd.
President

/s/ Howard Berke
By: Howard Berke

EMBLEM INVESTMENTS LLC

By:	Lexiserve LLC
President and Manager

/s/ Howard Berke
By: Howard Berke